October 17, 2006

Howard Efron
Division of Corporate Finance
Securities and Exchange Commission
Washington, DC 20549-0305

         Re: Artcraft V, Inc.
         Form 10k-SB for the fiscal year ended December 31, 2005
         File No. 0-50818


Dear Mr. McTiernan:

We represent Artcraft V, Inc. ("Artcraft V" or the "Company"). We are in receipt of your letter dated September 5, 2006 regarding the above referenced filing and the following are our responses to same:


Overview

1. We note your discussion which appears to indicate that you are a development stage enterprise. If you believe this is the case, please restate your financial statements in an amended filing to meet all of the applicable requirements of paragraphs 11 to 13 of SFAS 7. Additionally, please have your independent accountants revise their audit report, as appropriate.

     ANSWER: The Company is not a development stage enterprise, as defined by SFAS 7, paragraph 8 and 9. We are a professional information searching platform that is engaged in the business of providing information search engine, online web application and image designing, digital network service, online market research, online promotion and advertising services, and query searches for both individuals and businesses. Therefore, we have removed the discussion of the development stage expenses in the disclosure.

2. We note that the opinion of Kabani & Company, Inc. covers the balance sheet as of December 31, 2005 and the related financial statements for the year ended December 31, 2005 and that the opinion does not correspond to the financial statement information you provided to the year ended December 31, 2005 and the opinion does not correspond to the financial information you provided prior to the year ended December 31, 2005. Rule 310(a) of Regulation S-B requires that your consolidated statements of income, stockholders equity and cash flows for the year ended December 31, 2004 be audited. Please amend your filing to meet this requirement and to provide an appropriate auditors' opinion.

     ANSWER: In Amendment one to Form 10KSB, we have supplied the audited financial statements and the appropriate opinion.

3. In light of the disclosure in Note 11 to the financial statements in which indicate there is a substancial doubt about your ability to continue as a going concern, please help us understand what considerations were made by your auditor in determining that a going concern paragraph was not required in their opinion. Additionally, please advise us what considerations you gave to providing a similar footnote within your most recent quarterly reports on Form 10-QSB.

     ANSWER: The auditor, after considering the identified conditions and events in the aggregate, considered management's plan for dealing with the adverse effects of the condition and events that could indicate going concern issue. The auditor obtained information about the management plans and considered whether it is likely the adverse effects will be mitigated for a reasonable period of time and that such plans can be effectively implemented.

When evaluating management's plans, the auditor identified the elements that were particularly significant to overcoming the adverse effects of the conditions and events and performed auditing procedures to obtain evidential matter about them. The auditor's considerations relating to management plans included the plans to raise additional debt and to increase ownership equity.

The auditor considered the management plans and ability to borrow money in case of financial difficulties. The Company has been funded regularly in the past also by current & former members & officers of the Company. The Company expected to earn sufficient revenue to cover its operating costs and to resort to external funding in the event of any crunch.

The auditor also considered the management's plans to raise additional equity. The Company had already filed the registration statement to register the shares issued. The Company plans to look for private investors once the SB2 becomes effective.

While considering the prospective financial information, the auditor requested management to provide that information and considered the adequacy of support for significant assumptions underlying that information. The auditor gave particular attention to the assumptions

The auditor's consideration was based on knowledge of the entity, its business, and its management and included reading of the financial information and the underlying assumptions and comparing financial information in prior periods with actual results and comparing information for the current period with results achieved to date.

The company had cash of $17,619 as of December 31, 2005. The auditor compared the expenses incurred during the year by the Company for operations and also checked the cash generated from operations. The Company incurs on an average $2,000 per month on operations which aggregates to $24,000 per annum. The Company generated about $20,000 from revenue. Based on the analysis, the auditor concluded that the Company has sufficient cash to continue for at least the next twelve months.

On auditor's consideration of management's plans, the auditor concluded that substantial doubt about the entity's ability to continue as a going concern for a reasonable period of time was alleviated and determined the disclosure was adequate, therefore did not require an emphasis paragraph for going concern in the auditors' report.


Very truly yours,

ANSLOW & JACLIN, LLP

By:  /s/ Richard I. Anslow
     -----------------------------
         Richard I. Anslow


RIA:
Enclosures